November 1, 2010

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Daniel F. Duchovny, Esq.

Re:                             Prospect Medical Holdings, Inc.
Preliminary Schedule 14A
Filed September 30, 2010
File No. 001-32203

Schedule 13E-3

Filed September 30, 2010

File No. 005-81215

Dear Mr. Duchovny:

Each of the undersigned is providing this written statement in response to your comment set forth on page 5 of your letter addressed to Dale E. Short, Esq. and delivered on October 25, 2010 (the “Comment Letter”) regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) of Prospect Medical Holdings, Inc. (the “Company”), which were filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2010. All capitalized terms used, but not otherwise defined in this written statement, shall have the meanings ascribed to such terms in the Company’s response to your Comment Letter that is being simultaneously filed with this written statement.

Each of the undersigned acknowledges, with respect to himself or itself only, that: (i) the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, Schedule 13E-3, Amendment No. 1 to Proxy Statement and Amendment No. 1 to Schedule 13E-3 (collectively, the “Filings”); (ii) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ACKNOWLEDGED AND AGREED:

Dated: November 1, 2010

/s/ SAMUEL S. LEE
Samuel S. Lee

Dated: November 1, 2010	DAVID & ALEXA TOPPER FAMILY TRUST

/s/ DAVID R. TOPPER
Name: David R. Topper
Title: Trustee

/s/ ALEXA TOPPER
Name: Alexa Topper
Title: Trustee

Dated: November 1, 2010

/s/ DAVID R. TOPPER
David R. Topper

Dated: November 1, 2010

/s/ MIKE HEATHER
Mike Heather

Dated: November 1, 2010

/s/ JEEREDDI A. PRASAD
Jeereddi A. Prasad, M.D.

Dated: November 1, 2010	IVY HOLDINGS INC.

	By:	/s/ ALYSE M. WAGNER
	Name:	Alyse M. Wagner
	Title:	Vice President, Secretary and Treasurer

Dated: November 1, 2010	IVY MERGER SUB CORP.

	By:	/s/ ALYSE M. WAGNER
	Name:	Alyse M. Wagner
	Title:	Vice President, Secretary and Treasurer

Dated: November 1, 2010	IVY INTERMEDIATE HOLDING INC.

	By:	/s/ ALYSE M. WAGNER
	Name:	Alyse M. Wagner
	Title:	Vice President, Secretary and Treasurer

Dated: November 1, 2010	GREEN EQUITY INVESTORS V, L.P.
By: GEI Capital V, LLC, its General Partner

	By:	/s/ MICHAEL GENNARO
	Name:	Michael Gennaro
	Title:	Chief Operating Officer and Secretary

Dated: November 1, 2010	GREEN EQUITY INVESTORS SIDE V, L.P.
By: GEI Capital V, LLC, its General Partner

	By:	/s/ MICHAEL GENNARO
	Name:	Michael Gennaro
	Title:	Chief Operating Officer and Secretary

Dated: November 1, 2010	GEI CAPITAL V, LLC

	By:	/s/ MICHAEL GENNARO
	Name:	Michael Gennaro
	Title:	Chief Operating Officer and Secretary